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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                AMENDMENT NO. 1
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                SCHEDULE 14D-1/A
                                AMENDMENT NO. 7
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            ENVIROTEST SYSTEMS CORP.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                               STONE RIVET, INC.
                      ENVIRONMENTAL SYSTEMS PRODUCTS, INC.
                                   (BIDDERS)
                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   29409W105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                              TERRENCE P. MCKENNA
                    C/O ENVIRONMENTAL SYSTEMS PRODUCTS, INC.
                                 7 KRIPES ROAD
                         EAST GRANBY, CONNECTICUT 06026
                                 (860) 653-0081

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                    COPY TO:

                           RICHARD I. ANSBACHER, ESQ.
                           ELISABETH J. HARPER, ESQ.
                        SHAW PITTMAN POTTS & TROWBRIDGE
                              2300 N STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-8000
                            ------------------------

                                AUGUST 12, 1998
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    CUSIP NO. 29409W105      13D/A AND 14D-1/A             PAGE 2 OF 5

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  1.       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           Stone Rivet, Inc. (E.I.N. 06-1523253)
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  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                 (b)  [ ]
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  3.       SEC USE ONLY
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  4.       SOURCE OF FUNDS
           BK, AF
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  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)
                                                                        [ ]
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  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,963,529
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  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
                                                                        [ ]
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  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Approximately 98.7%
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  10.      TYPE OF REPORTING PERSON
           CO
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

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    CUSIP NO. 29409W105      13D/A AND 14D-1/A             PAGE 3 OF 5

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  1.       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           Environmental Systems Products, Inc. (E.I.N. 06-1285832)
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  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                 (b)  [ ]
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  3.       SEC USE ONLY
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  4.       SOURCE OF FUNDS
           BK, AF
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  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)
                                                                        [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,963,529
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
                                                                        [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Approximately 98.7%
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  10.      TYPE OF REPORTING PERSON
           CO
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

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                                  TENDER OFFER

     This Amendment No. 7 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Environmental Systems Products Inc., a Delaware corporation ("Parent"), and Stone Rivet, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser") relating to the offer by the Purchaser to purchase all outstanding shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Envirotest Systems Corp., a Delaware corporation (the "Company"), at $17.25 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments and supplements thereto, copies of which were previously filed as Exhibits 99(a)(1) and 99(a)(2), respectively to the Schedule 14D-1 (which collectively constitutes the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1, including the Offer to Purchase.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     At 12:00 midnight, Eastern standard time, on Thursday, October 15, 1998, the Offer expired. Approximately 11,963,529 Shares were tendered pursuant to the Offer, of which 1,381,813 were tendered pursuant to notices of guaranteed delivery. On October 16, 1998, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The text of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as
Exhibit 99(a)(14) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

99(a)(14)                Text of Press Release, dated October 16, 1998.

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                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date: October 19, 1998
                                          STONE RIVET, INC.

                                          By:    /s/ TERRENCE P. MCKENNA
                                            ------------------------------------
                                            Name: Terrence P. McKenna
                                            Title: President and Chief Executive
                                              Officer

Date: October 19, 1998
                                          ENVIRONMENTAL SYSTEMS
                                          PRODUCTS, INC.

                                          By:    /s/ TERRENCE P. MCKENNA
                                            ------------------------------------
                                            Name: Terrence P. McKenna
                                            Title: President and Chief Executive
                                              Officer

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